Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

June 27, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:        First Rate Staffing Corporation

Form 8-K

Form 10-K (for the year ended December 31, 2012)

Filed May 29, 2013

File No. 000-54427

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Forms 10-K and 8-K, respectively, for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 7, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K (or Form 10-K, as applicable).

Amendment No. 3 to Form 8-K filed May 29, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pg. 13

Capital Resources, page 14

1. We note your response to our comment 3 from our letter dated April 19, 2013. We reissue our comment in part to request further disclosure regarding the underlying reasons for each issuance of the promissory notes totaling $255,128 you received from a related party. Presently, you describe these loans as “…necessary in order to fund non-recurring expenses, such as costs associated with this registration statement.” Please revise to describe the use of these proceeds excluding the $105,780 incurred in connection with your registration statement filed in 2012. As applicable, disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have current or future material impact on the company.

Response: Mr. Cliff Blake is the related party that provided the funds to the Company pursuant to the promissory notes. The promissory notes were issued primarily in order to provide capital that was anticipated to be needed for costs associated with the planned public offering of securities by the Company. As part of the going-public process, the Company estimated expenses that may be required in conjunction with such process. As part of estimating these expenses, the Company erred on the side of providing a cash cushion, so the aggregate amount of promissory notes issued has exceeded the total amount actually used for expenses related to the public offering. In essence, the Company received more monies through the promissory notes than it has needed to date for the public offering expenses to date.

The Company incurred $105,780 of costs in 2012 in connection with the public offering, and the Company continues to incur ongoing costs in completing the public offering process (such as, without limitation, accounting fees, printing and Edgar costs, etc. associated with replying to comments of the Commission and filing amended documents). The Company currently estimates that it will require an expenditure of approximately $159,000 during 2013 in connection with the public offering. The following details an estimate of the costs that the Company intends to expend in 2013 in connection with the public offering:

Filing fees:	$6,000
Edgar fees:	$8,000
Transfer agent fees:	$10,000
Public relations fees:	$12,000
Attorney’s fees:	$25,000
Audit/Pre Audit/Review:	$76,000
Travel and Entertainment (broker roadshow):	$22,000

The costs associated with going public will necessarily be increased (due to costs of Edgar fees, accounting review fees, etc.) for so long as the comment and review process with the Commission continues. For example, in responding to comments and filing amended documents (such as this instant filing), the Company incurs incremental costs and utilizes cash. However, as the Company believes it is in the latter part of the comment and review process with the Commission, the Company anticipates that such costs will be relatively minimal until it has completed its responses process to this Form 8-K and reached an effective status on its Form S-1.

In terms of other known trends, events, demands, commitments and uncertainties, the Company has limited material to disclose in this arena. The key issues are that

•	Workers’ compensation rates may increase
o	With insurance carriers leaving California, there is general pressure on rates

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o	The Company’s individual rate may increase depending on its loss experience, and the modification that may result in its premiums thereof.

•	The general economic environment may change or experience fluctuations
o	The Company’s business is dependent on general economic conditions, and changes in the general economic environment may have a significant impact on the Company’s business.
•	The impact of the Patient Protection and Affordable Care Act (PPACA) may be significant
o	There may be a significant positive or negative impact ultimately on the Company and other businesses in its sector based on the implementation of PPACA
▪	On the positive side, PPACA will require more administrative work for customers of the Company, thereby increasing potential service and revenue opportunities for the Company.
▪	On the negative side, some customers of the Company may decide to cease using the Company’s services and migrate functions in-house due to the complexity and time involved in PPACA compliance.

The applicable revised disclosure has been provided in the Form 8-K at the end of the section entitled “Capital Resources.”

Discussion of Year Ended December 31, 2012, page 16

2. We note your response to comment 5. Please tell us if the workers’ compensation costs of $338,604 relate to employees who worked on contract assignments as temporary staff of the company’s customers. If these workers’ compensation costs are directly attributable to the generation of revenue they should be included in the same line or lines as cash compensation paid to the same employees. In other words, your presentation of gross profit should not exclude these costs. Please advise.

Response: The Company confirms that these workers’ compensation costs do relate to employees who worked on contract assignments as temporary staff of the Company’s customers.

The Company also regrets that there may be some confusion caused by the manner in which its discussion and analysis was presented for the year ended December 31, 2012. In terms of its actual financial statements (filed with the Securities Exchange Commission), the Company confirms that the presentation of gross profits includes the workers’ compensation costs directly attributable to the generation of revenue. The Company is updating its discussion and analysis in the Form 8-K so that it is in-line with the actual financial statements (which do not exclude the workers’ compensation costs from the gross profit calculation).

The applicable changes have been made in the Form 8-K in the section entitled “Discussion of the Year Ended December 31, 2012.”

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3. You state that workers’ compensation costs for the period of May 2012 to May of 2013 were calculated incorrectly and that the difference will be accounted for in the future. It appears that your reported results in 2012 include this error. If so, please tell us how you assessed this misstatement to determine if your financial statements as a whole are materially misstated. Please refer to SAB Topic 1:M and 1:N.

Response: The Company’s workers’ compensation insurance carrier over-billed the Company in 2012 by $41,105, because the carrier erred and used an incorrect loss experience modification score in calculating the Company’s billing. The carrier subsequently corrected the error and issued the Company a credit. In conducting the 2012 audit of financial statements, the Company worked with its accountants and made adjustments due to the insurance company’s error, and the $41,105 was expensed by the Company for the year 2012. In any event, the Company has assessed its financial statements as a whole in connection with its auditors, and the Company does not believe that the amounts in question or issues presented here are of a material nature.

The applicable changes have been made in the Form 8-K in the section entitled “Discussion of the Year Ended December 31, 2012.”

Management, page 17

4. We note your response to comment 6 from our letter dated April 19, 2013 and your revised disclosure that Mr. Blake was self-employed from 2010 to 2012, when Mr. Blake joined the company. Please explain why you previously disclosed in the Form 8-K filed on May 23, 2012 that Mr. Blake was a founding principal of First Rate Staffing Inc. and served as its chief executive officer since its founding. Clarify Mr. Blake’s role with First Rate Staffing Inc. and any of its affiliates prior to becoming the sole officer and director of the registrant on May 22, 2012 and from May 22, 2012 until the registrant acquired First Rate Staffing LLC and First Rate Staffing, Inc. on November 13, 2012.

Response: Due to the different organizations involved and similarities of names (i.e. First Rate Staffing Corporation, First Rate Staffing, Inc. and First Rate Staffing LLC), there may be some confusion in how the Company has described each of its officers and directors and their histories with each of these respective organization. Please see responses to comment 5 below as related to some of the officers and directors. With respect to Mr. Blake, he has been the CEO of the Company since the change of control in 2012 and the change in name of the Company from Moosewood Acquisition Corporation to First Rate Staffing Corporation. Mr. Blake has continued in this capacity from 2012 to the present.

Mr. Blake was not directly employed by, or an officer or director of, First Rate Staffing, Inc. or First Rate Staffing LLC. These companies have now merged into the Company. Mr. Blake did act as a business adviser to each of First Rate Staffing, Inc. and First Rate, Staffing LLC prior to their respective mergers into the Company.

5. Please revise the biographies of your officers and directors to distinguish between their employment with First Rate Staffing LLC or First Rate Staffing, Inc. and their employment with and appointment as officers and directors of the registrant. Specifically disclose when they became officers and directors of the registrant.

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Response: Each of Mr. and Mrs. Galpin and Mr. and Mrs. Mautz were the co-founders and owners of each of First Rate Staffing LLC and First Rate Staffing, Inc. since the inception of each of those respective companies. When each of these two companies (First Rate Staffing LLC and First Rate Staffing, Inc.) merged into the Company, these individuals became management of the registrant (i.e. in November 2012). Please note these individuals have not formally been elected or appointed officers and directors of the registrant, but it is anticipated that they will be installed in such capacity before the registration statement (Form S-1) that has been filed by the Company becomes effective.

The applicable revised disclosure has been provided in the Form 8-K in the section entitled “Management”.

Risk Factors, page 21

Shares of common stock in the company may be subject to resale restrictions…, page 27

6. We have considered your response to comment 7 from our comment letter dated April 19, 2013 and are unable to agree that Rule 144 is available for resales of the company’s securities absent compliance with Rule 144(i)(2). Please note that Rule 144 is available for the resale of restricted or unrestricted securities that were initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously a reporting or non-reporting shell company, only if the following conditions are met:

•	The issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company;
•	The issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934;
•	The issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (§249.308 of this chapter); and
•	At least one year has elapsed from the time that the issuer filed current Form 10 type information with the Commission reflecting its status as an entity that is not a shell company (emphasis added).

For your guidance, we refer you to the adopting release for Rule 144(i), in which the Commission states, “We have modified the proposal to require at least one year to elapse after Form 10 information is filed with Commission before a security holder can resell any securities of an issuer that was formerly a shell company subject to Rule 144 conditions. We believe that the one-year period is necessary for investor protection given the comments relating to the abuse and micro-cap fraud occurring in connection with the securities of shell companies” (emphasis added). Please refer to SEC Release No. 33-8869 (Dec. 6, 2007), Revisions to Rules 144 and 145, Section II.F.6, available at: http://www.sec.gov/rules/final/2007/33-8869.pdf.

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Therefore, as previously requested, please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under “Shares Eligible for Future Sale” on page 35 to discuss Rule 144(i).

Response: We have revised the risk factor disclosure regarding resales restrictions imposed by Rule 144 as well as the disclosure under “Shares Eligible for Future Sale”. The applicable revised disclosure has been provided in the Form 8-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

General

7. Please comply in your Form 10-K with all of the comments issued above on similar disclosure in Amendment No. 3 to Form 8-K filed May 29, 2013.

Response: We have made conforming revisions in the Form 10-K based on these comments and our responses thereto (as noted above).

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 10-K and 8-K concurrently filed herewith together address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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